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EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

        We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Corporation (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated February 20, 2015 for the year ended December 31, 2014 which document makes reference to our firm and our report dated January 30, 2015 evaluating the Registrant's oil, natural gas, natural gas liquids, and shale gas interests effective December 31, 2014.

Dallas, Texas, U.S.A. February 20, 2015	NETHERLAND, SEWELL & ASSOCIATES, INC.
/s/ G. LANCE BINDER G. Lance Binder, P. E. Executive Vice President

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  EXHIBIT 99.6